Exhibit (a)(5)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS
CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL FORM

Date:	[ ____________ ], 2006
To:	Holders of iCAD Options Withdrawing from the Option Exchange Program
From:	Annette Heroux, Vice President of Administration
Subject:	Confirmation of Receipt of Notice of Withdrawal

This message confirms that we have received your Notice of Withdrawal. If the Notice of Withdrawal is properly executed and completed, this means that you have withdrawn all of your Eligible Options that you previously tendered for exchange under the Offer to Exchange and you have revoked your prior acceptance of iCAD’s Offer to exchange your Eligible Options. You will not receive any New Options and you will retain your Eligible Options previously tendered for exchange with their existing tax classification, exercise price, vesting schedule and other terms and conditions.

If your Notice of Withdrawal is properly executed and completed, we accept your rejection of our Offer to Exchange. Your Eligible Options will remain outstanding after the Offer to Exchange closes at 5:00 p.m. Eastern Time on October 20, 2006, unless the Offer to Exchange is extended by iCAD, in its sole discretion.

If you have any questions, please direct your questions to me by phone (603) 882-5200 or via e-mail (aheroux@icadmed.com).